Filed by BowX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WeWork Inc.

Commission File No. 001-39419

WeWork Public Announcement

March 26th, 2021, 8:30 AM

Audio Transcript

Speakers:

Vivek Ranadivé - Chairman and Co-CEO, BowX Acquisition Corp.

Sandeep Mathrani - CEO, WeWork

Ben Dunham - CFO, WeWork

Operator

Welcome to the WeWork and BowX Acquisition Corp public announcement call.

BowX Acquisition Corp and WeWork refer participants on this call to the press release and the investor presentation for this transaction, and BowX Acquisition Corp’s filings with the SEC for a discussion of the risks that can affect the business combination, their respective businesses, and the business of the combined company after completion of the proposed business combination.

BowX Acquisition Corp and WeWork specifically refer participants to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties which, if they materialize, could materially affect results and such forward-looking statements do not guarantee future performance and neither WeWork and BowX Acquisition Corp gives such assurances.

Forward-looking statements include, but are not limited to, WeWork and BowX Acquisition Corp’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing or completion of the transaction. WeWork and BowX Acquisition Corp are under no obligation, and expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Management will not be fielding any questions on today’s call.

With that, I’ll turn the call over to Vivek Ranadivé, Chairman and Co-CEO of BowX Acquisition Corp.

Vivek Ranadivé

Hi, I’m Vivek Ranadivé, and it’s a pleasure to talk to all of you. Just a little bit about myself. I’m a tech guy, I’m a company builder. The companies that I’ve built, the common theme with them has been that they’ve been platforms and they’ve dominated the sectors that they’ve participated in.

My first company Teknekron Software Systems digitized Wall Street and just about every bank used them. My company TIBCO Software was the fastest growing enterprise software company of its day and we created a whole new class of software known as middleware, and that’s used by just about every company in the world. I helped launch a company called Webex, which became the web conferencing platform and Zoom spun out of WebEx. As a tech guy, I’m known as the guy that invented this class of software, known as middleware. My software was used by just about every company in the world and they used it to disrupt their own industries.

I’ve also done some investing in the tech world – the initial Google deal was done at my holiday party. I’ve directed investments into companies like Yahoo! and Webex. Beyond technology, I’ve also gotten lucky with my investing, having been a partner in buying the Golden State Warriors with Joe Lacob and that’s grown 10x in value, and then went on to buy the Kings, which has also increased substantially in value. My involvement with the Kings gives me the opportunity to now also operate a sports media entertainment and real estate business. We have about a billion dollars in real estate holdings in our state capitol of Sacramento. And that has actually given me some experience in real estate.

So why does a tech guy end up with a company like WeWork? We launched our SPAC a few months back. We started with a database of 2,500 companies that we track. We narrowed it to 150. We had extensive discussions and meetings with about 125 of them. And we created a short list of 10 companies, companies that we thought of as gold medalists. We were looking for companies with a couple of hundred million in recurring revenue and that followed the rule of 40 and the rule of 50.

Now what we ended up with is not a gold medalist, but a platinum medalist, a company that has more than 10 times that in revenue, and a company that looking forward would be a rule of 40 or rule of 50 company. And that of course is WeWork. This is a company that is going after one of the biggest trends in the world today, it’s the movement to flex space. This is going to be one of the largest markets. Real estate was one of the largest asset classes. Flex space is the fastest growing area within real estate.

WeWork is not just a market leader in that space, but it’s got a moat built around the business. There’s $15 billion in invested capital, there’s billions more that landlords themselves have invested. It’s a global brand. They’ve got a platform, they’ve got a whole solution, and it would take tens of billions of dollars to recreate this brand.

They’ve also got a number of different vectors to growth in the future. The black card that they launched just 60 days ago — you pay a few hundred dollars a month and you have access to any of the 850 locations. This is a thing of beauty. It’s like selling gym memberships. They are going to have in the not too distant future a hundred thousand of these black card holders. And that’s going to drop hundreds of millions to the bottom line.

The basic investment theme that gets us really excited is that this is a value buy. But it’s really a growth company. This is a company that in the past has grown at a hundred percent year over year, year after year, and all they have to do is hold on to their share of the market. And it becomes a very, very big business.

Just with their existing capacity, it’s a $5 billion revenue company with over $1 billion in EBITDA. On top of that, we have a world-class CEO operating this business. Sandeep is a legend in real estate. He’s the Mr. Fix-It of real estate. And what he’s done in 12 months is not just turned it around, but he’s transformed the business. So with that, I’ll hand it off. It’s a real privilege to work with Sandeep.

Sandeep Mathrani

Thanks Vivek. Thanks for your confidence in WeWork. And thanks for the introduction. Let me just take a few minutes to introduce Marcelo Claure, Executive Chairman of WeWork. Marcello is an entrepreneur. He founded Brightstar. He sold Brightstar to SoftBank, became an operating partner at SoftBank. He was the person who took over the reigns of Sprint as CEO. He turned the company around and sold it to T-Mobile. Marcelo is no stranger to startups or difficult turnarounds.

Let me give you a little bit of my background. I learned the business, ground up and I’m an engineer, I learned it designing shopping centers. I cut my teeth in 1991 when I was responsible for restructuring the cap stack for a shopping center company— it was in a recession. From 1994 to the year 2002 for eight years, I worked for Bruce Ratner at Forest City.

Bruce is the father of downtown Brooklyn, created MetroTech, built the Barclays Center, brought the Nets to Brooklyn. And he and I did a start-up of building shopping centers in the boroughs of New York City. It was a lot of fun during a startup where you hire your first person and you find your first piece of land. It was a great experience. From 2002 to 2010, I worked for an icon in the real estate business. Steven Roth, CEO of Vornado Realty Trust. I took over his original shopping center business, which at the time had a setback and I needed to resurrect it—it was a turnaround. We were able to get the assets to 100% occupancy.

A portion of the company we spun out into a freestanding company called Urbanedge where we grew the business 9x during my eight year tenure. In 2010, November, I was tapped by Brookfield, Blackstone, Bill Ackman, and Bruce Berkowitz of Fairholme to be the CEO of General Growth Properties or GGP. GGP had filed for bankruptcy, as a result of the great recession in 2009. It was the largest real estate bankruptcy in the world. And GGP was the second largest shopping center company in the world. We were able to turn the business around. We also had 8 years of consecutive quarter over quarter growth and sales productivity. The occupancy of the portfolio was in the high nineties. And we then in August of 2018, sold the business to Brookfield for 23 and a half dollars a share.

I might add that during the bankruptcy, the shares traded at 37 cents a share. In 2018 through January of 2020, I transitioned from Brookfield. In 2020 in the month of February, almost a year ago, a little over a year ago now, I joined WeWork. I joined WeWork for four reasons. WeWork is a platform. WeWork is a verb. WeWork has 850 locations globally. WeWork has a moat. WeWork had a good balance sheet. When I joined, we had $4 billion of liquidity. We ended the year with $2.9 billion of liquidity. WeWork had the classic problems of a growth company. So it was also what I call the classic things to right size, right size the organization from a functional expenses, SG&A perspective, and to streamline the real estate portfolio. So in many ways what we call real estate 101 turnaround and I’ll give you some of the metrics that we were able to accomplish over the last year.

Let me take a few minutes introducing my team. Ben Dunham is the CFO global CFO of WeWork. Prior to that he was CFO of the Americas of WeWork and prior to that, he was CFO of the Pacific region, Asia Pacific region for Yum Brands. He’s been an amazing partner to the turnaround over the last year, Anthony was an entrepreneurial CEO of his own, right. He sold his company to Rocket. He joined WeWork about three and a half years ago, and he runs the international business for WeWork today. Shyam has a background of working for consulting having done some major transformations—MCI WorldCom was one of the transformations many years ago. And he ended his career at E&Y. I took him out of retirement to help me get WeWork on the right path.

Core values are really important to me. You know, culture eats strategy for breakfast. At GGP, one of the first things I did was to make sure that we had our core values and it was ingrained in the DNA of the people. Same here over the last year, we’ve come to our core values at WeWork. They are: Do the right thing, Strive to be better together, Be entrepreneurial, Give gratitude, and Be human, be kind. I think it’s really important that people rally around the DNA of the organization. And as I said, culture eats strategy for breakfast.

WeWork defines the flexible workspace market. So we have, as I said, 850 locations globally. We have over a million workstations and half our members are enterprise clients and our revenues over $3 billion dollars. Let me just show you the WeWork platform today. This is a pictorial representation of our global scale. We’re in 150 cities and in 39 countries, we serve Fortune 500 companies of all sizes.

As I mentioned to you, let’s talk about the repositioning, on our path to recovery. The two things we needed to accomplish was the right size of real estate portfolio. You can see in 2020, we had over a million desks. In 2021, we have 954,000 desks, which is an 80,000 desks reduction. So we’ve been able to streamline our portfolio by giving back locations that were either obsolete, in over supply, or sometimes, in cases that we would never make money.

And so now our portfolio is about 150 or so assets less than where we started a year ago. I also mentioned what was important was to right size the organization. So we’ve taken functional expenses, which includes SG&A expenses down by $1.1 billion dollars from $2.1 billion to $1 billion over the course of the year. As a matter of fact, the run rate in January is like $900 million, so really $1.2 billion. I will just center your attention to the middle of the slide. The revenue in 2020 was flat to 2019. This is not something you would expect with a flex provider. As a matter of fact, if you take out the non-core income that was derived and obtained in 2019, which is about $125 million, the space as a service business actually grew in the pandemic. Let me just give you all the optimized cost structure of the core business.

As I mentioned, the functional expenses are down. As you can see on this chart $1.1 billion as of December 31, 2020. As of January 31st, 2021, it’s closer to $1.2 billion dollars. Operating expenses are down $400 billion. And our real estate costs are down $200 million. So on a recurring run rate basis, we’ve shaved $1.8 billion of expenses from our company. We’ve sold all our non-core businesses, except WeLive. And we hope to be out of the WeLive business this month. We provide solutions for all sizes of companies. Our origins was to provide which we started in 2010, soon after the great recession, was to provide a place, a community for small businesses to come and grow.

And then slowly we pivoted to enterprise clients. So in 2015, most of our business, almost 90% were small businesses, versus in 2020, it is closer to 50%. The business in 2015 was month to month leases. The business in 2020, is an average lease term of 15 months. We’re trying to get enterprise clients to get up to 65, 70% of our business. Today currently it’s at 54%. On this chart, you see it says 50%. That was as of December 31st—it’s actually gone up four points in the month of January.

Let’s give you a little bit of our flywheel effect. Our revenues that were committed for 2021 as of December 31, 2020 was one and a half billion dollars. It’s over 70% is a retention ratio of our members. And we have a pipeline of $4 billion, three quarters of which is enterprise clients. And one quarter of it, which is small and medium businesses.

Our membership composition. Again, I think I hit the highlights. The enterprise mix went from 10% to 50% between 2015 and 2020, and the total weighted full commitment length went from one month to 15 months. But what is really interesting is the enterprise clients effectively take terms of longer than 15 months; a little over 20 months.

Let’s look at the value proposition, we have to make sure that on a per employee basis, we are just as cost-effective as a traditional lease or a sublease or another flex provider, and I’m going to demonstrate to you why and how we’ve accomplished that. And more importantly, we provide an icing on the cake, which is flexibility.

We’re all about collaboration. We’ve built collaboration hubs, which began the rage during the pandemic. And today, many companies are doing hub and spoke where the hub is where they provide their main offices. And the spoke is a collaboration hub. Companies like Dialpad are doing spoke and spoke as I like to say, where they’re going into three locations, to be close to their population.

We have what is called a black card. Which every member gets. Pre-pandemic, you had to pay additional dollars to use it at any other locations. During the pandemic, if you are a member, be able to use that anywhere in the world for free, and we will continue that practice going forward.

So it truly is WeWork—we work from anywhere. I’m going to talk about the flexible solution. Health and safety—we can’t say enough about health and safety. As the pandemic hit, we had quick learnings from our operations in the Asia Pacific region and China, and we were able to implement those around the rest of the world. That took social distancing, better ventilation, deep cleaning and sanitization. As a matter of fact, Bureau Veritas has put us in compliance with all COVID-19 requirements and CDC requirements for all 850 locations.

As I said, there must be a value proposition. There has got to be a comprehensive real estate solution for less, right? So on a per employee basis, we want to make sure compared to a standard lease, we’re not more expensive. As a matter of fact, these two examples, you see, show us to be substantially less expensive on a per employee basis. Why is that? It’s because we provide a turnkey solution. We are able to operate the properties more efficiently and in a COVID or post-COVID environment, we’re able to operate more efficiently on a per employee basis.

Let’s talk about flexibility. We talked about space flexibility. You can come to us and get a desk. You can come to us and get a customized solution for 250,000 square feet. So we cater to enterprise clients with all sizes and small, medium businesses to all sizes, but flexible on time. You can go to our on demand app and you can rent a space by the hour, by the day, by the week, by the month, or you can rent it for years at a time. And lastly it is the portability of cost. So we had a situation actually, a few hours ago, I had a client in London, who wanted to terminate their deal there and transfer those dollars, to an office in San Francisco. That provides a level of stickiness. It provides a level of relationship and what we find when we move them, is the total contract value actually goes up because when they want to move people, they’re moving people towards the tail end of the contract. And then they actually come and take a newer contract.

Let’s talk about the TAM—the massive growth opportunity that exists. I think Vivek referred to the TAM as very, very large in this business. In the space as a service business, according to CBRE by 2030, 13% of the space in the United States will become flex. Today any person you speak to: CEO, CHRO, CFO of a company, they’re going to tell you 10 to 20% of their space needs to be in a flex format. If all we do is maintain the same penetration rate and that’s all we do, invest our capital, keep the space as a service, our existing portfolio would stabilize at $5 billion dollars of revenue

During COVID, we came up with the All Access card, which is sort of our black card. And effectively we were able to offer a subscription model. You could pay $300. And be able to use any one of our spaces, 24 / 7. If you belong to American Express Business or Uber Business, we discount that down to $225. It also increases the top of the funnel because those two companies have about 11 million members in their businesses. We’ve been marketing this for 60 days and we have 10,000 members. We’re at a $2 million run rate today. And we anticipate by 2023 to get to a hundred thousand members, which is about $200 million dollars of revenue. It’s a very high margin business because most of our costs have been absorbed in the space as a service business. It also allows us over and over again to basically sell our lull in capacity.

So you can actually go over a hundred percent, although our models don’t do that. Let’s talk about what we’re really excited about. I think this is the fourth vector as Vivek referred to it: the WeWork bus. We obviously build the technology platform and end to end solution to serve our own business. Whether it is to put our properties, book properties, do membership agreements; it’s an end to end solution, accounts receivable, accounts payable that you need to build. When we did franchise relationships, we realized that those franchises needed to attach to our tech platform. It was very expensive to build it from scratch. They would have to operate it in a very manual manner. And that sort of made us adapt our tech platform to make sure that third parties could utilize that platform. That got us to thinking about the WeWork asset light model.

The asset light model comes in two flavors. The first flavor is WeWork branded. That’s what you can do, a management agreement, a revenue share agreement and use that platform. The second is a white label. You can go to the landlords who are building their own flex platforms, on their own flex businesses and be able to sit back and say, “Hey, why don’t you come and tie into our tech platform? We provide you the top of the funnel. We can do leasing to small, medium businesses. Your core expertise is enterprise. And we can do this all on a digital platform. And if you do that, you also get our All Access, which means all your members will get access to our 850 locations.” It’s a tremendous value proposition for existing landlords and we’re already in the process of doing it with two major landlords in New York city.

Then you take it one step further, which we haven’t programmed, is there are 5,000 mom and pops, WeWork locations, WeWork-like locations in the United States. If you could just get them to come onto your tech platform, all of them operate today in a very manual manner. And if you can do that, all of a sudden, you’ve gotten 5,000 vacation rentals or 5,000 Uber cars. And all of a sudden you become a middleware company. And if you take this sort of one step further, what do they get beyond just digitizing their business? They also get access to 850 locations. So you’ve taken a mom and pop and been able to give them the power of a large company. So the least I can say, the last thing I want to sit back and say, is that there are very few times you can buy a company whole and be able to break it out from what we like to say, an asset heavy company, which has all the spaces as a service assets and an asset light company, which is really the star tech platform.

We can do that because we’ve got size and scale. And essentially there is revenue coming in from the asset heavy to the asset light model. There are many more ways to create value for shareholders and this is just one additional way to get the value. With that, let me give it over to Ben Dunham, our global CFO.

Ben Dunham

Thanks Sandeep. Before I jump in, I wanted to take a minute to highlight the important changes we are making as a company since the back half of 2019. First, we’re fully committed to financial discipline, which you have seen in our cost reduction efforts. We are also fully committed to governance, controls and transparency. And hopefully you’re seeing that throughout the presentation today. From our current base of almost half a million members and 3 billion in revenue, we expect to grow to 1.5 million members in 2024, which represents $7 billion in revenue and $2 billion in adjusted EBITDA, which is at 29% margin.

In the overview of workstations and memberships, you’ll notice that our workstations grew by 20% in 2020 during the middle of the pandemic due to leases that we had already signed in 2019. This drove 10 points of our occupancy decline. Workstations then decline in 2021 as we complete our portfolio optimization that we started in 2020. We then return to growth in the back half of 2022, but in a much more sustainable and capital efficient manner with two thirds of that growth coming from asset light deals. Note that our occupancy reaches 85% in 2024, which we feel confident in given our mature buildings have historically achieved 88% occupancy.

You can also see that All Access is expected to drive 10 points of total occupancy by 2024, when we forecast total occupancy at 95%. It is important to note that we believe occupancy can go above a hundred percent given the usage rate of All Access members. As we move into the summary of historical projected financials, you can see that we expect significant growth as we exit the pandemic and leverage our new product lines of All Access, On Demand, as well as establishing the platform.

This revenue growth, along with the significant cost savings that Sandeep had mentioned previously sets us up to achieve positive adjusted EBITDA by Q4 2021 and eventually $2 billion in 2024. Again, those already completed cost savings include $1.1 billion in annualized SG&A expenses, $400 million in building operating costs and more than $200 million in building exits. One really important point is that the core business with no additional new buildings and no new growth products becomes a $5 billion business in revenue, and 1 billion in EBITDA by 2023.

This is just the buildings we have today returning to the mature building occupancy that we have proven we can achieve, along with the cost reductions we have already completed. As we look at the revenue composition, you can see that the left graph shows that WeWork is a diversified global business with the U.S. making up 45% of revenue, Europe 25% and the remaining 30% made up of Japan, Pacific and Latin America. The benefits of this diversification is evident in times like today, where the economies across the globe are recovering at different points in time. Asia was the first to see demand pickup back in Q3, Europe in Q4, and the U. S. Now in Q1. It has been great to see the momentum accelerate in markets across the world. We have now seen 33 markets improve occupancy by double digits over the past few months. On the right side of the page, you can see how high margin and capital light new product lines become a meaningful portion of the business over time.

Let’s talk a little bit about unit economics. On the left hand side of this page, you can see the performance of our mature buildings prior to the pandemic. This is 2019 data for buildings that had been open for at least 12 months. These mature buildings achieved 88% average occupancy and a 27% building margin. With the 400 million in building operating cost savings that I’ve mentioned earlier, we expect another 500 basis point improvement on top of this, bringing us to about 32% building margins in the future. On the right-hand side, you can see our top five markets make up almost 50% of the business. And at maturity performed above 90% occupancy and with very robust margins. As we look at liquidity, you can see that we ended 2020 with 2.9 billion in liquidity. The $1.3 billion of new equity from this deal and the new $550 million senior-secured Softbank facility, would replace our existing $1.1 billion, senior secured notes.

We expect to achieve positive adjusted EBITDA by Q4 2021. We are then able to self-fund our growth as we begin to increase our footprint in the back half of 2022, but in a much more sustainable and capital efficient manner with two thirds of that growth, again, coming from assets deals. Let’s take a moment to talk about this transaction. We started off the process with a goal of raising $500 million in the PIPE. You can see that we raised much more than that with the PIPE coming in at $800 million with a number of high quality investors. That brings the total cash proceeds for this transaction to almost $1.3 billion. 100% of the proceeds will be retained in the business, as all existing shareholders are rolling over. The pro forma equity value is $7.9 billion with a total enterprise value of $9 billion. The pro forma cash at the close of this transaction is expected to be $1.9 billion with total liquidity of $2.4 billion.This valuation puts the TEV to 2023 EBITDA multiple at 6.6 times.

In closing, the management team and I here at WeWork, couldn’t be more excited to partner with Vivek of BowX and our other new investors, as we write the next chapters of the WeWork story. We have spent the last year transforming the business and refocusing its core and have emerged from this historic downturn as the global leader in flexible space. Today, WeWork’s value proposition is stronger than ever. We look forward to helping employees and companies around the world navigate the future of work with unmatched flexibility, beautifully designed spaces and our amazing community teams. Thank you for joining us today. We look forward to you coming with us on this journey.

Additional Information and Where to Find It

This communication relates to a proposed transaction between WeWork Inc. (the “Company”) and BowX Acquisition Corp. (“BowX”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, the combined company or BowX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. BowX intends to file a registration statement on Form S 4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of BowX, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all BowX shareholders. BowX also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of BowX are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BowX through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

BowX and its directors and executive officers may be deemed to be participants in the solicitation of proxies from BowX’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of BowX and information regarding their interests in the business combination is set forth in BowX’s registration statement on Form S-1 (Registration No. 333-239941) originally filed with the SEC on July 17, 2020. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this communication are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” with respect to the proposed transaction between the Company and BowX include statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BowX’s securities, (ii) the risk that the transaction may not be completed by BowX’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BowX, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of BowX, the satisfaction of the minimum amount in the trust account following redemptions by BowX’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of the Company and potential difficulties in Company employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against the Company or against BowX related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of BowX’s securities on a national securities exchange, (xi) the price of BowX’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which BowX plans to operate or the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting BowX’s or the Company’s business, the Company’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by BowX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and BowX assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor BowX gives any assurance that either the Company or BowX, or the combined company, will achieve its expectations.